Exhibit 3.2

CERTIFICATE OF REGISTERED SERIES

OF

PIMCO ASSET-BASED LENDING COMPANY LLC - SERIES I

This Certificate of Registered Series of PIMCO Asset-Based Lending Company LLC - Series I (the “Series”), a registered series of PIMCO Asset-Based Lending Company LLC, a Delaware limited liability company, dated as of March 11, 2025, is being duly executed and filed by the undersigned to form a registered series under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

1. Name of the Limited Liability Company. The name of the limited liability company is PIMCO Asset-Based Lending Company LLC.

2. Name of Registered Series. The name of the registered series is PIMCO Asset-Based Lending Company LLC - Series I.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Registered Series as of the date first-above written.

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Authorized Person